UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 31, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes __ **No X**

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes __ **No X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI REDUCES HEDGE BOOK BY 1.4MOZ, TO LESS THAN ONE-YEAR'S OUTPUT**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

31 July 2009

ANGLOGOLD ASHANTI REDUCES HEDGE BOOK BY 1.4MOZ, TO LESS THAN ONE-YEAR'S OUTPUT

AngloGold Ashanti Limited undertook an extensive restructuring of its hedge book in July, reducing its overall commitments by about 1.4Moz, in order to realise its strategy of maximizing exposure to spot gold prices.

"We've worked hard to strengthen our balance sheet and that gave us the flexibility to skin the hedge book by getting it well below one year's production," Chief Executive Officer Mark Cutifani said. "The market fundamentals are extremely robust for gold, which supported our decision to move aggressively sooner rather than later, to ensure we maximize our exposure to spot prices."

The decision was taken in July 2009 to invest $797m to reduce the company's overall hedge position, after the successful issue in the second quarter of a five-year convertible bond and the receipt of the first tranche of the proceeds from the sale of the company's Boddington stake. The company now expects to achieve a 7% discount to spot gold prices at $950/oz gold price, with the hedge book reducing by approximately 800,000oz a year, until it winds up at the end of 2014.

AngloGold Ashanti's overall hedge commitment at 25 July declined to 4.47Moz, less than one year's production. That compares with 5.84Moz at the end of the first quarter. The committed ounces are expected to decline further, to about 4.1Moz by the end of 2009, a full year ahead of target.

ENDS

Contacts

	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+ 27 (0) 83 325 0757	afine@anglogoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	+27 (0) 71 608 0991	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 31, 2009

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary

_____
*Print the name and title under the signature of the signing officer.

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